# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0001878670
Persons authorized to receive notices and communications: Shahal Khan, 5601 Arbor Lane, Coral Gables, Florida (FL), 33156, (202) 600-5757

## Reporting persons
- BurTech LP LLC (CIK 0001878670): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 9,135,750; shared voting power 0; sole dispositive power 9,135,750; shared dispositive power 0; aggregate amount beneficially owned 9,135,750 (8.98% of the class)
  Comment: BurTech LP, LLC, a Delaware limited liability company - Shahal Khan the manager
- Shahal Khan (CIK 0001878060): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 9,135,750; shared voting power 0; sole dispositive power 9,135,750; shared dispositive power 0; aggregate amount beneficially owned 9,135,750 (8.98% of the class)
  Comment: BurTech LP, LLC, a Delaware limited liability company - Shahal Khan the manager

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762

## Item 2. Identity and Background
Name of person filing: BurTech LP, LLC, a Delaware limited liability company - Shahal Khan the manager
Residence or business address: 1300 Pennsylvania Ave NW, Suite 700, Washington, DC 20004
Present principal occupation or employment: Shahal Khan the manager of BurTech LP LLC
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: BurTech LP LLC - Delaware; Shahal Khan -USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: In connection with the initial public offering of Burtech Acquisition Corp. (the "SPAC"), BurTech LP LLC served as the "Sponsor", in which it owned 10,835,750 shares of Class A Common Stock, $0.0001 par value per share. In connection with the business combination between the SPAC and Blaize, Inc., a Delaware corporation ("Blaize") pursuant to an Agreement and Plan of Merger, dated as of December 22, 2023 (as amended on April 22, 2024, October 24, 2024 and November 21, 2024, the "Business Combination Agreement"). The transactions contemplated by the Business Combination Agreement (the "Business Combination") closed on January 13, 2025 (the "Closing"). Pursuant to the terms of the Business Combination Agreement, immediately prior to the Closing, (i) each share of Blaize Series D-2 Shadow Preferred Stock of Blaize (the "Series D-2 Shadow Preferred Stock") converted to Blaize common stock and (ii) holders of Blaize common stock received approximately 0.78 shares of Common Stock for each share of Blaize common stock held by them at such time, subject to certain limitations. Holders of the SPAC received shares in Blaize on a 1:1 basis. In connection with the Business Combination, the Sponsor forfeited 2,000,000 of its shares of Common Stock in the SPAC, leaving the Sponsor with 8,835,750 shares of Common Stock of Blaize. In consideration for certain expenses paid for by the Sponsor in connection with the Business Combination, Blaize issued to Sponsor an additional 750,000 shares of Common Stock of Blaize, bringing the total number of shares to 9,135,750. Other than the transaction described above, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer for investment purposes. Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors (the "Board") and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control. The Reporting Persons or their affiliates may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Persons' or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer's securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 8.98% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 101,683,916 shares of Common Stock outstanding as of April 29, 2025, according to the Issuer's Form POS AM filed on April 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 8.98% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 101,683,916 shares of Common Stock outstanding as of April 29, 2025, according to the Issuer's Form POS AM filed on April 29, 2025.
Transactions in the class effected during the past sixty days:
The Reporting Persons were involved in the Business Combination as the Sponsor of the SPAC, which approved the Business Combination and Mr. Khan as the manager of BurTech LP LLC, who owned equity interests in the SPAC and voted in support of the Business Combination.

Except as set forth in this Schedule 13D, none of the Reporting Persons have engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

Registration Rights Agreement

Upon the Closing, Mr. Khan and BurTech LP LLC entered into an Amended and Restated Registration Rights Agreement ("the "Registration Rights Agreement") by and among (i) the Issuer (formerly known as BurTech Acquisition Corp.), (ii) BurTech LP LLC (the "Sponsor"), (iii) certain equityholders of Blaize, , (iv) EF Hutton, Division of Benchmark Investments, LLC, (v) Burkhan Capital LLC and (vi) affiliates and nominees of Burkhan Capital LLC. Pursuant to the Registration Rights Agreement, the Issuer agreed to register for resale certain shares of the Issuer's Common Stock and other equity securities of the Issuer. Additionally, the Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights for certain stockholders.

Lock-Up Agreements

Upon the Closing, the Issuer entered into lock-up agreements (the "Lock-up Agreements") with Mr. Khan and BurTech LP LLC, in each case, restricting the transfer of Common Stock and any shares of Issuer Common Stock immediately after the effective time of the Business Combination from and after the Closing. The restrictions under the Lock-up Agreements began at the Closing and end on the date that is 180 days after the Closing, or upon the earlier of (x) the last reported sale price of Common Stock reaching $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing and (y) the liquidation of the Issuer.

SPAC Support Agreement

On December 22, 2023, Mr. Khan and BurTech LP LLC entered into a Stockholder Support Agreement (the "SPAC Support Agreement"), by and among BurTech, Blaize, Mr. Khan and BurTech LP LLC and certain other equityholders of the SPAC (together with Mr. Khan and BurTech LP LLC, the "SPAC Equityholders"). Under the SPAC Support Agreement, the SPAC Equityholders agreed to vote or cause to be voted or to execute and deliver a written consent with respect to the SPAC equity interests held by the SPAC Equityholders adopting the Business Combination Agreement and approving the Business Combination. The SPAC Support Agreement terminated in connection with the Closing.

Earnout

Pursuant to the Business Combination Agreement, Eligible Company Holders (as defined in the Business Combination Agreement), including Mr. Khan and BurTech LP LLC, are entitled to up to 15 million shares of Common Stock in the aggregate (the "Earnout Shares") upon the occurrence of certain triggering events linked to the trading price of the Common Stock after the Closing. In the event the triggering events occur, Earnout Shares will be distributed to Eligible Company Holders in proportion to such Eligible Company Holders pro rata share of Blaize common stock immediately prior to the Closing.

The information disclosed in this Item 6, including the foregoing descriptions of the Business Combination Agreement, the Support Agreement, the Lock-Up Agreement, the Registration Rights Agreement and the Letter Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and qualified in its entirety by, the full text of such agreements, copies of which are attached hereto as Exhibits 2, 3, 4, 5 and 5, and 6 incorporated herein by reference in their entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement by and among the Reporting Persons

Exhibit 2. Agreement and Plan of Merger, dated as of December 22, 2023, by and among BurTech Acquisition Corp., BurTech Merger Sub Inc., Blaize, Inc. and Burkhan Capital LLC (for the limited purposes set forth therein) (incorporated by reference to Annex A to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889)).

Exhibit 3. Stockholder Support Agreement by and among BurTech, Blaize, Mr. Khan and certain other equityholders of Blaize (incorporated by reference to Annex G to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889))

Exhibit 4. Form of Lock-Up Agreement by and among the Issuer and the securityholders named therein (incorporated by reference to Annex I to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889)).

Exhibit 5. Form of Registration Rights Agreement, by and among the Issuer (formerly known as BurTech Acquisition Corp.), the Sponsor, certain equityholders of Blaize, EF Hutton, Division of Benchmark Investments, LLC, Burkhan Capital LLC and affiliates and nominees of Burkhan Capital LLC (incorporated by reference to Annex H to the Issuer's Registration Statement on Form S-4, as amended (File No. 333-280889)).

Exhibit 6. Letter Agreement dated as of December 10, 2021, by and among BurTech, its officers and its directors, Sponsor and certain other stockholders party thereto. (incorporated by reference to Exhibit 10.2 from the current report on form 8-K filed on December 16, 2021).

## Signatures
- BurTech LP LLC: /s/ Shahal Khan, Shahal Khan/Managing Member (05/15/2025)
- Shahal Khan: /s/ Shahal Khan, Shahal Khan (05/15/2025)